SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1700 hours, February 19th 2009

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (NYSE Alternext US: SSN /ASX: SSN) advises that a work over of the Leonard #1-23H has been undertaken using a coiled tubing unit and was aimed at cleaning out any residual frac sand and drilling out the ball seats associated with the multistage frac equipment. This operation had to be curtailed when the unit intersected a considerable sand plug between Stage 3 and Stage 4, which will require a conventional jointed pipe rig to remove. The procedure is a normal operation in the final completion for this type of well. Having removed the residual frac sand from the well bore, a tubing string and pump will be run.

It is expected that this operation will be completed February 27th 2009.

The discovery of a significant sand plug in the horizontal section of the well means that it is likely that the deeper part of the well bore has not been contributing to the observed flow rates, thus management expects that once the casing is cleaned of this sand, the well's performance will be enhanced.

Prior to the commencement of the work over, the well was free flowing at around 300 BOPD. The rate has not been steady because the well is flowing up 7 inch casing rather than an appropriately sized tubing string. The rate, however, is very encouraging and is expected to stabilize when the full completion is run.

Samson is planning to fund 5 Proved Undeveloped locations that are adjacent to this well in which it will have various equities, with a blended average of 34.5%.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the NYSE Alternext US under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED	For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration and completion activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's annual report to the U.S. Securities and Exchange Commission on Form 20-F for the fiscal year ended June 30, 2008, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.